Mail Stop: 3561- CF/AD 11

Via U.S. Mail and Fax (305) 828-6230

								September 15, 2005

Mr. John W. Stump, III, Chief Financial Officer
Calypso Wireless, Inc.
5153 N.W. 158the Street
Miami Lakes, FL 33014

Re:	Calypso Wireless, Inc.
	Item 4.02(b) of Form 8-K
      Filed on September 12, 2005
	File No. 1-8497

Dear Stump:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so that we may better understand your disclosure. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please amend your filing to disclose when you were advised
or
notified that disclosure should be made or action taken to
prevent
future reliance on a previously issued audit report or completed interim review by your former independent auditor, R. E. Bassie &
Co.   Also, describe in the amended filing the information
provided
by your independent accountant; and state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing.

Mr. John W. Stump, III
Calypso Wireless, Inc.
September 15, 2005
Page 2

      Item 4.02(c) of Form 8-K requires you to provide your independent accountant with a copy of the disclosure you are making in response to Item 4.02(b) and request that it furnish you with a letter stating whether it agrees with the statements you have made in response to Item 4.02(b). If your independent accountant does not agree with your disclosure, they should explain why not. Amend your Form 8-K to file this letter as an exhibit no later than two business days after you receive it.

      Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Annual
Form 10-KSB for the periods ended December 31, 2004 and 2003, and
Quarterly reports filed on Form 10-QSB for the period ended
March
31, 2005. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year ended December 31, 2004.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.






Mr. John W. Stump, III
Calypso Wireless, Inc.
September 15, 2005
Page 3


       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review.

	You may contact Gopal Dharia, Staff Accountant, at (202)
551-
3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the Form 8-K.

							Sincerely,


							Terry French
							Accountant Branch Chief